United States securities and exchange commission logo





                            December 9, 2021

       Brian Uhlmer
       Chief Financial Officer
       ProFrac Holding Corp.
       333 Shops Boulevard, Suite 301
       Willow Park, Texas 76087

                                                        Re: ProFrac Holding
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 30,
2021
                                                            Registration
Statement on Form S-1
                                                            Filed November 22,
2021
                                                            File No. 333-261255

       Dear Mr. Uhlmer:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2021 letter.

       Form S-1 filed on November 22, 2021

       Summary Historical Consolidated and Combined Financial Data Non-GAAP Financial Measures, page 30

   1.                                                   We note your response
to comment 3 and your renamed non-GAAP measure    Surplus
                                                        Cash Generation.    The
name of this measure implies that it is a liquidity measure. We issue our prior comment
in part. Please rename the title of this non-GAAP measure to more appropriately
portray it as a performance measure.
 Brian Uhlmer
ProFrac Holding Corp.
December 9, 2021
Page 2
Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery..., page 57

2. We note that in the Fourteenth clause of your Amended and Restated Certificate of
       Incorporation filed as Exhibit 3.2 you disclose that the federal district courts of the United
       States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. However, such exclusive forum is not disclosed in your prospectus. Please revise.
Risks related to the FTSI Acquisition
This offering is not conditioned upon the completion of the FTSI Acquisition or the closing of the New Term Loan, page 64

3. We note your disclosure that if you complete the FTSI Acquisition but are unable to close on the New Term Loan, you expect to fund the FTSI Acquisition with a combination of cash on hand, cash held by FTSI and advances under the equity financing letter, or ECL, which could adversely affect your liquidity. Please disclose the material terms of the ECL, such as the interest rate, repayment schedule and maturity of any advances under the ECL.
       Please also file the ECL or tell us why you do not believe this is a material agreement under Item 601(b)(10) of Regulation S-K.
       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler at (202) 551-3718 for engineering related questions. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-
3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameBrian Uhlmer
                                                              Division of
Corporation Finance
Comapany NameProFrac Holding Corp.
                                                              Office of Energy
& Transportation
December 9, 2021 Page 2
cc:       Michael S. Telle
FirstName LastName